FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

  REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                          For the month of October 2004

                         Commission file number 0-30364
                         ------------------------------

                                  NDS GROUP PLC
                                  -------------
                              (Name of Registrant)

             One London Road, Staines, Middlesex, TW18 4EX, England
             ------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F |X|      Form 40-F |_|

Indicate by check mark of the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):_______

Indicate by check mark of the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):_______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                         Yes |_|            No |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable
                                --------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         NDS Group plc

Date: 1 October 2004
                                         By: /s/ A Peled
                                             -----------
                                             Dr Abraham Peled
                                             President & Chief Executive Officer

Below are the text of a Notice of Annual General Meeting and a Proxy Form sent to holders of American Depositary Receipts of NDS Group plc.

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                                  NDS Group plc
                        Notice of Annual General Meeting
Notice is hereby given that the annual general meeting of NDS Group plc will be held at 8th Floor, 1211 Avenue of the Americas, New York, NY 10036, USA on 3 November, 2004 at 10.30am. for the following purposes:

1. To receive the audited accounts for the year ended June 30, 2004, together with the Directors' and Auditors' reports.

2. To approve the Directors Remuneration Report for the year ended June 30, 2004 as set out on pages 31 to 34 of the 2004 Annual Report.

3. To re-appoint Ernst & Young LLP as auditors of the Company and that the Directors (or the Directors comprising the audit committee) be authorised to determine their remuneration.

To consider and, if thought fit, to pass the following resolutions which will be proposed as to resolution 4, 5, 6 and 7 as ordinary resolutions and as to resolution 8 as special resolutions of the Company.

4.   That Nathan Gantcher be appointed a Director of the Company.

5.   That Peter Powers be re-appointed as a Director of the Company.

6. That article 78 of the Company's Articles of Association be amended to increase the maximum amount that the Company may pay as fees to the directors (other than any director who for the time being holds an executive office or employment with the Company, any holding company of the Company or a subsidiary of the Company or any such holding company or any director appointed (or deemed to have been appointed) by a Controlling Shareholder) from (pound)50,000 per annum to US$1,000,000 per annum, such change to be effective from 1 January 2004.

7.   That:

     (a) in accordance with article 6 of the Company's Articles of Association, the Directors be authorised to allot relevant securities up to a maximum nominal amount of US$409,680 (a maximum of 40,968,000 shares of $0.01 nominal value);

     (b)  this authority shall expire on 1 November, 2009; and

     (c) all previous authorities under section 80 of the Companies Act 1985 be revoked.

8.   That:

     (a) in accordance with article 7 of the Company's Articles of Association, the Directors be given power to allot equity securities for cash; and

     (b)  this power shall expire on 1 November, 2009.


By order of the board,
CRK Medlock
Secretary

8 September, 2004

Registered office:
One London Road
Staines
Middlesex
TW18 4EX
United Kingdom



Notes:

1. Only members holding Series A ordinary shares or Series B ordinary shares are entitled to attend and vote at the meeting. A holder of American Depositary Shares is not entitled to attend or vote at the meeting, but may instruct the Depositary as to how the relevant Series A ordinary shares may be voted at the meeting by following the procedure set out in the letter/instruction form being sent to holders of American Depositary Shares with copies of this notice.

2. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and to vote instead of him. A proxy need not be a member.

3. Forms of proxy should be completed in accordance with the notes on the enclosed form and should be received by the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA not later than 48 hours before the time appointed for the meeting.

4. Copies of the service contracts or terms of engagement of the Directors and of the Senior Executive will be available for inspection at least 15 minutes immediately before the time appointed for the meeting and during the meeting at the registered office of the Company and at the place of the meeting.


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PROXY FORM sent to holders of American Depositary Receipts


                                  NDS Group plc
               Instructions to THE BANK OF NEW YORK, as Depositary
      (Must be received prior to the close of business on October 27, 2004)

The undersigned registered holder of American Depositary Receipts ("Receipts") hereby requests and instructs The Bank of New York, as Depositary, through its Agent, to endeavor, in so far as practicable, to vote or cause to be voted the number of shares represented by such Receipt(s) of NDS Group plc, registered in the name of the undersigned on the books of the Depositary as of the close of business on September 27, 2004 at the Annual General Meeting of NDS Group plc to be held on November 3, 2004, in respect of the resolutions specified on the reverse hereof.

NOTES:

1. Instructions as to voting on the specified resolution should be indicated by an "X" in the appropriate box. It is understood that if this form is signed and returned but no instructions are indicated in the boxes or if this form is not signed and returned, the Depositary shall deem such Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Issuer, to vote Deposited Securities underlying the American Depositary Shares evidenced by Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business on September 27, 2004 in respect of the matters to be voted upon.

To include any comments, please mark this box. |_|

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.

Votes must be indicated(x) in Black or Blue ink. |X|

                                                                  FOR AGAINST

1. To receive the audited accounts for the year ended June 30,    |_|     |_|
   2004, together with the directors' and auditors' reports.

2. To approve the Directors Remuneration Report for the year
   ended June 30, 2004 as set out on pages 31 to 34 of the        |_|     |_|
   2003 Annual Report.

3. To re-appoint Ernst & Young LLC as auditors of the Company and that the directors (or the directors comprising the
   audit committee) be authorised to determine their              |_|     |_|
   remuneration.

To consider and, if thought fit, to pass the following resolutions which will be proposed as to resolution 4, 5, 6 and 7 as an ordinary resolution and as to resolution 8 as a special resolution of the Company.

4. That Nathan Gantcher be appointed a Director of the Company.   |_|     |_|

5. That Peter Powers be re-appointed as a Director of the
   Company.                                                       |_|     |_|

6. That article 78 of the Company's Articles of Association be amended to increase the maximum amount that the Company may pay as fees to the directors (other than any director who
   for the time being holds an executive office or employment with the Company, any holding Company of the Company or a
   subsidiary of the Company or any such holding company or
   any director appointed (or deemed to have been appointed)
   by a Controlling Shareholder) from (pound)50,000 per annum to US$1,000,000 per annum, such change to be effective from
   1 January 2004.                                                |_|     |_|

7. That:

(a) in accordance with article 6 of the Company's Articles of
    Association, the directors be authorised to allot relevant securities up to a maximum nominal amount of US $409,680
    (a maximum of 40,968,000 shares of $0.01 nominal value);      |_|     |_|
(b) this authority shall expire on 1 November, 2009; and
(c) all previous authorities under section 80 of the Companies
    Act 1985 be revoked:

8. That:

(a) in accordance with article 7 of the Company's Articles of
    Association, the directors be given power to allot equity
    securities for cash; and
(b) this power shall expire on 1 November, 2009.                  |_|     |_|


To change your address, please mark this box. |_|

[SCAN LINE]

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.


_________         _________________________                  ___________________
Date              Share Owner sign here                      Co-Owner sign here

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